Exhibit 3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Annual Information Form incorporated by reference in this Annual Report (Form 40-F) and to the incorporation by reference in this Annual Report (Form 40-F) of Angiotech Pharmaceuticals Inc. of our reports dated February 11, 2005 (except as to note 15 c (iii) which is as of February 18, 2005), with respect to the consolidated financial statements of Angiotech Pharmaceuticals Inc., Angiotech Pharmaceuticals Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Angiotech Pharmaceutical Inc., included in the 2004 Annual Report to Shareholders of Angiotech Pharmaceuticals Inc.

Vancouver, Canada,	/s/ Ernst & Young LLP
February 18, 2005.	Chartered Accountants